October 16, 2007

VIA EDGAR

Securities and Exchange Commission
Office of Registration and Reports
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pioneer Family of Mutual Funds (Each Registrant listed on Attachment A hereto)

Members of the Commission:

In accordance with Rule 17g-1(g) of the Investment Company Act of 1940, each of the registrants listed on Attachment A hereby files the following documents with the Commission:

1.	Bond No. 87002107B (the “Bond”) issued by the ICI Mutual Insurance Company of Burlington, Vermont in the amount of $45,000,000 (EXHIBIT 99-1);

2.
A certified copy of resolutions adopted by a majority of the Boards of Trustees who are not “interested persons” of each of the registrants, at meetings held on July 10, 2007 and September 18, 2007, respectively, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Registrant (EXHIBIT 99-2);

3.
A statement showing the amount of the single insured bond which each registrant would have provided and maintained had it not been named as an insured under a joint insured bond based on its gross assets as of April 30, 2007 (EXHIBIT 99-3); and

4.	A copy of the Fidelity Bond Premium and Coverage Allocation Agreement, effective as of August 1, 2007, by and among the joint insureds under the Bond (EXHIBIT 99-4) .

Securities and Exchange Commission
Page Two
October 16, 2007

The Bond provides total fidelity coverage of $45,000,000 for 41 registrants associated with Pioneer Investment Management USA Inc.

The premium associated with coverage under the Bond has been paid for the period from July 31, 2007 to July 31, 2008.

Please contact me at 617/517-8996 should you have any questions or require additional information.

Very truly yours,

/s/ Carol B. Hannigan

Carol B. Hannigan Fund Governance Director

Enclosures

CC:	Dorothy E. Bourassa Terrence J. Cullen Roger Joseph, Esq.

 Attachment A

	Registrant	Investment Company Act Registration Number
1	Pioneer Bond Fund	811-02864
2	Pioneer Diversified High Income Trust	811-22014
3	Pioneer Emerging Markets Fund	811-08448
4	Pioneer Equity Income Fund	811-08657
5	Pioneer Equity Opportunity Fund	811-21623
6	Pioneer Europe Select Equity Fund	811-06151
7	Pioneer Floating Rate Trust	811-21654
8	Pioneer Fund	811-01466
9	Pioneer Fundamental Growth Fund	811-21108
10	Pioneer Global High Yield Fund	811-10395
11	Pioneer Growth Shares	811-01604
12	Pioneer High Income Trust	811-21043
13	Pioneer High Yield Fund	811-09685
14
Pioneer Ibbotson Asset Allocation Series, a series trust consisting of:
Pioneer Ibbotson Aggressive Allocation Fund
Pioneer Ibbotson Conservative Allocation Fund
Pioneer Ibbotson Growth Allocation Fund
Pioneer Ibbotson Moderate Allocation Fund
811-21569
15	Pioneer Independence Fund	811-08547
16	Pioneer Interest Shares	811-02239
17	Pioneer International Equity Fund	811-07733
18	Pioneer International Value Fund	811-07318
19	Pioneer Mid Cap Growth Fund	811-03564
20	Pioneer Mid Cap Value Fund	811-06106
21	Pioneer Money Market Trust, a series fund consisting of: Pioneer Cash Reserves Fund	811-05099
22	Pioneer Municipal High Income Trust	811-21321
23	Pioneer Municipal High Income Advantage Trust	811-21409
24	Pioneer Protected Principal Trust, as series trust consisting of: Pioneer Protected Principal Plus Fund Pioneer Protected Principal Plus Fund II	811-21163
25	Pioneer Real Estate Shares	811-07870
26	Pioneer Research Fund	811-09585
27	Pioneer Select Equity Fund	811-21452
28	Pioneer Select Value Fund	811-21530
29	Pioneer Series Trust I, a series trust consisting of: Pioneer Oak Ridge Large Cap Growth Fund Pioneer Oak Ridge Small Cap Growth Fund	811-21425

30
Pioneer Series Trust II, a series trust consisting of:
Pioneer Am Pac Growth Fund
Pioneer AMT -Free CA Municipal Bond Fund
Pioneer AMT -Free Municipal Fund
Pioneer Growth Leaders Fund
Pioneer Growth Opportunities Fund
Pioneer Small and Mid Cap Growth Fund
Pioneer Tax Free Money Market Fund
811-21460
31	Pioneer Series Trust III, a series trust consisting of:	811-21664
Pioneer Cullen Value Fund
32
Pioneer Series Trust IV, a series trust consisting of:
Pioneer Classic Balanced Fund
Pioneer Government Income Fund
Pioneer Institutional Money Market Fund
Pioneer International Core Equity Fund
Pioneer Treasury Reserves Fund
811-21781
33
Pioneer Series Trust V, a series trust consisting of:
Pioneer Global Select Equity Fund
Pioneer High Income Municipal Fund
Pioneer Oak Ridge All Cap Growth Fund
Pioneer Select Research Growth Fund
Pioneer Select Research Value Fund
811-21823
34	Pioneer Series Trust VI, a series trust consisting of: Pioneer Floating Rate Fund	811-21978
35	Pioneer Short Term Income Fund	811-21558
36	Pioneer Small Cap Value Fund	811-07985
37	Pioneer Strategic Income Fund	811-09223
38	Pioneer Tax Advantaged Balanced Trust	811-21448
39	Pioneer Tax Free Income Fund	811-02704
40	Pioneer Value Fund	811-01835
41	Pioneer Variable Contracts Trust, a series trust consisting of:	811-08786
Pioneer America Income VCT Portfolio
Pioneer Bond VCT Portfolio
Pioneer Core Bond VCT Portfolio
Pioneer Cullen Value VCT Portfolio
Pioneer Emerging Markets VCT Portfolio
Pioneer Equity Income VCT Portfolio
Pioneer Equity Opportunity VCT Portfolio
Pioneer Fund VCT Portfolio
Pioneer Global High Yield VCT Portfolio
Pioneer Growth Opportunities VCT Portfolio
Pioneer Growth Shares VCT Portfolio
Pioneer High Yield VCT Portfolio
Pioneer Ibbotson Aggressive Allocation VCT Portfolio
Pioneer Ibbotson Growth Allocation VCT Portfolio
Pioneer Ibbotson Moderate Allocation VCT Portfolio
Pioneer International Value VCT Portfolio
Pioneer Mid Cap Value VCT Portfolio
Pioneer Money Market VCT Portfolio

Pioneer Oak Ridge Large Cap Growth VCT Portfolio
Pioneer Real Estate Shares VCT Portfolio
Pioneer Small and Mid Cap Growth VCT Portfolio
Pioneer Small Cap Value VCT Portfolio
Pioneer Strategic Income VCT Portfolio
Pioneer Value VCT Portfolio